This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to

Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on September 19, 2019 ,

and is not being filed publicly under the Securities Act of 1933, as amended.

Registration Statement No. 333-XXXXX

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1/A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TROIKA MEDIA GROUP, INC.

(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	7311 (Primary Standard Industrial Classification Code Number)	83-0401552 (IRS Employer Identification No.)

101 S. La Brea Avenue

Los Angeles, California 90036

(323) 965-1650

(Address, including zip code, and telephone number,

including area code, of registrant's principal executive offices)

Robert Machinist, CEO

Troika Media Group, Inc.

101 S. La Brea Avenue

Los Angeles, California 90036

(323) 965-1650

 (Name, address, including zip code, and telephone number,

including area code, of agent for service)

With copies to:

Elliot H. Lutzker

Davidoff Hutcher & Citron LLP

605 Third Ave, 34th Floor

New York, NY 10158

Direct: (646) 428-3210

Main: (212) 557-7200

Fax: (212) 286-1884

ehl@dhclegal.com

        Approximate date of commencement of proposed sale to public:  As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an “emerging growth company.”  See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☒
Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Section Act.

☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Shares to be Registered (3)	Proposed Maximum Aggregate Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Common Stock, $0.001 par value per share		$[●]		$[●]
Representative’s Common Stock Purchase Option (3)		$[●]		$[●]
Shares of Common Stock underlying Representative’s Common Stock Purchase Option		$[●]		$[●]
Total Registration Fee		$[●]		$[●]

(1)   Estimated solely for the purpose of calculating the amount of registration fee pursuant to Rule 457(o) under the Securities Act.

(2)   Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.

(3)   Includes shares the underwriters have the option to purchase to cover over allotments, if any.

(4)   Pursuant to Rule 416 under the Securities Act of 1933, this registration statement shall be deemed to cover additional securities (i) to be offered or issued in connection with any provision of any securities purported to be not registered hereby pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions and (ii) of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.

(5)   No registration fee required pursuant to Rule 457(g) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Interim financial information has been omitted from this draft registration statement as audited financials information for the fiscal year ended June 30, 2019 will be included in its first public filing.  Section 101.05 of Compliance and Disclosure Interpretations dated August 17, 2017.

Explanatory Note:  This Amendment is being filed to amend the disclosure accompanying the Unaudited Pro Forma Operating Results on pages F-18 and F-19 in response to Staff comments.

PURCHASE PRICE ALLOCATION

The Company negotiated the purchase price based on the expected cash flows to be derived from their operations after integration into the Company’s existing distribution, production and service networks. The acquisition purchase price is allocated based on the fair values of the assets acquired and liabilities assumed, which are based on management estimates and third-party appraisals. The following table summarizes the preliminary allocation of the purchase price is subject to change, of the assets acquired and liabilities assumed related to the acquisition:

Current assets		$5,800,000
Furniture and equipment		362,000
Director loan		835,000
Intangible assets:
Customer relationships	7,100,000
Non-compete agreements	2,200,000
Workforce acquired	1,900,000	11,200,000
Goodwill		19,531,000

Current liabilities		(6,557,000)
Foreign currency translation adjustment		(100,000)

Consideration		$31,071,000

Unaudited Pro forma operating results

The following unaudited pro forma information prepared in accordance with Rule 8-05 of Regulation S-X presents the combined results of operations as if the acquisitions of Troika Design Group, Inc and Mission-Media Holdings Ltd, had been completed on July 1, 2016.  The financial statements of Mission-Media Holdings, Ltd. are reported under U.K. GAAP with no material differences with U.S. GAAP.

	For the Year ending June 30, 2018
	Troika Design Group, Inc	Mission-Media Holdings LTD	Adjustments	Consolidated

Project Revenues	$8,535,000	$35,801,000	$-	44,336,600
Cost of revenues	(5,960,000)	(18,453,000)	-	(24,413,000)
Gross profit	2,575,000	17,348,000	-	19,923,000

Operating expenses	14,468,000	15,487,000	3,232,000	33,187,000

Net loss	$(11,893,000)	$1,861,000	$(3,232,000)	$(13,264,000)

Loss per share				$(0.07)

	For the Year ending June 30, 2017
	Troika Design Group, Inc	Mission-Media Holdings LTD	Adjustments	Consolidated

Project Revenues	$14,280,000	$32,088,000	$-	$46,368,000
Cost of revenues	(9,990,000)	(14,964,000)	-	(24,954,000)
Gross profit	4,290,000	17,124,000	-	21,414,000

Operating expenses	6,400,700	15,213,000	3,606,576	25,220,276

Net loss	$(2,110,700)	$1,911,000	$(3,606,576)	$(3,806,276)

Loss per share				$(0.03)

F - 18

Adjustments
2018	2017
(3,440,000)	(3,440,000)	additional amortization costs of intangibles relating to the Mission Media purchase assuming the acquisition occurred July 1, 2017
208,000	208,000	reduction of Mission Media expense to adhere to TMG & GAAP depreciation/capitalization methods

Adjustments
2018	2017
-	(536,000)	additional amortization costs of intangibles relating to the Troika purchase assuming the acquisition occurred July 1, 2017
-	161,424	reduction of Troika expense to adhere to TMG & GAAP depreciation/capitalization methods
$ (3,232,000)	$ (3,606,576)

CURRENT ASSETS AND CURRENT LIABILITIES

Current assets of $5,800,000 consisted of cash of approximately $1,826,000, trade receivables acquired with an expected future cash inflow of approximately $1,802,000, prepaid of approximately $1,026,000 and cost in excess of billings of approximately $1,146,000. Current liabilities of $6,557,000 consisted of trade payables of approximately $2,338,000, other accruals of approximately $1,612,000, and deferred revenue of approximately $2,607,000.

INTANGIBLE ASSETS

Intangible assets consist of customer relationships, non-compete agreements and workforce acquired. The estimated lives of each component is as follows:

Intangible Asset	Life in Years
Customer relationships	3
Non-compete agreements	5
Workforce acquired	3

The estimated fair values of the identifiable intangible assets, which include customer relationships, non-compete agreements, and workforce were primarily determined using either the relief-from-royalty or excess earnings methods. The rates utilized to discount net cash flows to their present values was 17% and was determined after consideration of the overall enterprise rate of return and the relative risk and importance of the assets to the generation of future cash flows. The estimated fair values of the studio relationships and content library were determined under the cost method.

Customer relationships, non-compete agreements and workforce will be amortized on a straight-line basis over their estimated useful lives.

F - 19